Andrew D. Demott, Jr.

Executive Vice President, CFO

December 20, 2010

John Reynolds

Division of Corporation Finance

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D. C. 20549

RE:	Superior Uniform Group, Inc.

Form 10-K for the Fiscal Year Ended

December 31, 2009

Filed February 26, 2010

File No. 001-05869

Schedule 14A

Filed March 15, 2010

Dear Mr. Reynolds:

I am in receipt of your comment letter dated December 15, 2010, addressed to Michael Benstock Chief Executive Officer of Superior Uniform Group, Inc. (“Superior” or the “Company”) in which you requested certain supplemental information regarding the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Schedule 14A for Superior. For your convenience, I have numbered the responses to correspond to the comment number as outlined in your letter. For those items indicating that we will provide the requested disclosure in the future, we will begin including these disclosures in our 10-K for the year ended December 31, 2010. This response is being submitted in electronic form on EDGAR.

Response 1.

We will provide the requested disclosures in future filings.

Response 2.

We will provide the requested disclosures in future filings.

Response 3.

The advance to our supplier in Haiti for $1.3 million relates to purchases of raw materials for the supplier.

10055 Seminole Blvd. Seminole, FL 33772

Direct: 727-803-7135 Fax: 727-803-2641 ademott@superioruniformgroup.com

A NASDAQ Listed Company: SGC

John Reynolds

Division of Corporation Finance

U. S. Securities and Exchange Commission

As the finished goods are shipped to us, we deduct the value of the raw materials from the payment for the finished goods. We have collected the outstanding balance from the December 31, 2009 balance and have issued additional raw materials to the supplier of $3.3 million during 2010. As of November 30, 2010, we have a receivable balance from the Haiti supplier of $1.3 million. As of December 31, 2009 the total receivables from our suppliers were $1.4 million. We will provide the requested disclosures in future filings.

Response 4.

We acknowledge that certain exhibits and or schedules associated with the referenced exhibits were inadvertently not included with the filings. However, we believe that all pertinent terms of the missing schedules were adequately summarized within the disclosures of our financial statements. Additionally, all of the reference agreements in your question are now expired and have been replaced with a new loan agreement with a new financial institution. The new loan agreements were filed in their entirety as Exhibits 10.1 and 10.2 to our June 30, 2010 Quarterly Report on Form 10-Q. If you still believe we should go back and file the additional schedules to our expired credit agreements, we will do so. Finally, we will be certain to include the complete documents in any future exhibits that we file.

Response 5.

We have provided our draft disclosure that we will include in future filings below.

The following biographies summarize the experiences, qualifications, attributes and skills that qualify each of our nominees to serve as directors of the Company.

Gerald M. Benstock is the Chairman of the Board of Directors of the Company. Mr. Benstock has served in this position since October 24, 2003. Prior to October 24, 2003, he also served as Chief Executive Officer of the Company. Prior to May 1, 1992, Mr. Benstock served as President of the Company. Mr. Benstock also has served as a Director of the Company since 1951. Mr. Benstock’s vast experience with the Company is the reason for his nomination for re-election.

Michael Benstock has served as Chief Executive Officer of the Company since October 24, 2003. Mr. Benstock previously served as Co-President of the Company beginning May 1, 1992. Prior to such date, Mr. Benstock served as Executive Vice President of the Company. Mr. Benstock has also been a Director of the Company since 1985. He also serves as a director of USAmeriBank, Inc. Mr. Benstock’s vast experience with the Company is the reason for his nomination for re-election.

Alan D. Schwartz has served as President of the Company since October 24, 2003. Mr. Schwartz previously served as Co-President of the Company beginning May 1, 1992. Prior to such date, Mr. Schwartz served as Executive Vice President of the Company. Mr. Schwartz has also served as a Director of the Company since 1981. Mr. Schwartz’s vast experience with the Company is the reason for his nomination for re-election.

John Reynolds

Division of Corporation Finance

U. S. Securities and Exchange Commission

Manuel Gaetan, Ph.D., has been a Director of the Company since November 7, 1991. Dr. Gaetan has served as President and Chief Executive Officer of MGR Enterprises, LLC since June of 1993. MGR Enterprises provides business consulting primarily in the area of business strategy and marketing. Dr. Gaetan was President of the Bobbin Group from August of 1995 until September of 1998 and he served as President and C.E.O. of Bobbin Blenheim, Inc. and was Executive Vice President of Blenheim USA from January of 1990 until August of 1995. Bobbin and subsequently Bobbin Blenheim was responsible for running major exhibits and trade shows associated with the sewn products industry. Additionally, they were responsible for production and distribution of trade publications supporting the sewn products industry. While President of Bobbin International, Manuel Gaetan was also president of the Bobbin Consulting Group, which provided broad management consulting services to members of the Sewn Products Industry as well as its suppliers. Dr. Gaetan’s long tenure and significant contributions on the Board of the Company and his extensive experience in the apparel industry are the reasons for his nomination for re-election.

Sidney Kirschner has been a Director of the Company since September 25, 1996. In January, 2010, Mr. Kirschner joined Raising the Bar as Managing Director of the Consulting Practice for law firms, accounting firms and professional service firms. Raising the Bar provides executive coaching, primarily in the area of business development. He has been Head of the School at The Alfred and Adele Davis Academy since March 2006. He retired in August 2004 as Chairman and Chief Executive Officer of Northside Hospital, Inc., positions that he had held since November 1992. Prior thereto, he served as Chairman of the Board, President and Chief Executive Officer of National Service Industries, Inc. National Service Industries was a conglomerate including operations in the textile rental business. He also currently serves as a director of Crown Crafts, Inc. Mr. Kirschner’s long tenure and significant contributions on the Board of the Company, and his extensive experience as a chief executive are the reasons for his nomination for re-election.

Robin M. Hensley has been a Director of the Company since July 28, 2000. She has served as President and Business Development Coach of Raising the Bar since May 2004. Raising the Bar provides executive coaching, primarily in the area of business development. Previously, she was President of Personal Construction, LLC from January of 2000 until May 2004. Prior thereto, she was Vice President of Patton Construction from December of 1995 to January 2000. Her background also includes experience in public accounting with Ernst and Young. Ms. Hensley’s contributions on the Audit Committee, as the chairperson and financial expert, of the Company and her extensive experience in executive coaching are the reasons for her nomination for re-election.

Paul Mellini has been a Director of the Company since May 7, 2004. Mr. Mellini has been CEO and President of Nature Coast Bank in Citrus County, Florida since March 7, 2005. He was Chief Executive Officer and President of Premier Community Bank of Florida and Premier Community Bank of South Florida from January 2002 until August 2004 and C.E.O. and President of PCB Bancorp Inc. from January 2003 until August 2004. Prior thereto, he was regional president of First Union Bank of the Greater Bay Area from April 1995 to December 2001. Mr. Mellini’s tenure and significant contributions on the Board of the Company, and his extensive experience as a chief executive are the reasons for his nomination for re-election.

John Reynolds

Division of Corporation Finance

U. S. Securities and Exchange Commission

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (727) 803-7135 should you have any additional questions.

Very truly yours,
SUPERIOR UNIFORM GROUP, INC.

/s/ Andrew D. Demott, Jr.
Andrew D. Demott, Jr.
Executive Vice President & CFO

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